UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Attached hereto and incorporated by reference herein is the Registrant's press release entitled "Alon BSI Israel Ltd. (OTC:BSIRY) announces the financial results for the first quarter of 2016"

Contact:

Alon BSI Israel Ltd.

Yehuda van der Walde, CFO

Toll-free telephone from U.S. and Canada: 888-572-4698

Telephone from rest of world: 972-9-961-8504

Fax: 972-9-961-8636

Email: cfo@bsi.co.il

May 30, 2016 - Yakum

ALON BSI ISRAEL LTD. (OTC1:BSIRY) ANNOUNCES THE FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2016

On May 25, 2016, the Company filed an amended application with the District Court in Lod, Israel to convene a meeting of the financial creditors (banks and bondholders) and other guaranteed creditors to approve a debt arrangement under section 350 of the Companies Law - 1999. The amended application was submitted following the application of Mega Retail's trustees to the Court on May 10, 2016 to approve their agreement to sell Mega Retail to a subsidiary of Bitan Wines Ltd., and the Court's decision dated May 16, 2016 to approve the application and bring the proposal of Bitan Wines for the approval of the creditors' meetings in Mega Retail. Simultaneously with the approval of the debt arrangement, a company controlled by Mr. Moti Ben Moshe (Ben Moshe) will acquire from Alon Oil Company Ltd., and Alon Retail Ltd. the Company's controlling shareholders ("Alon Israel" and "Alon Retail") all of the Company's shares held directly and indirectly (72.21%) by them and the rights of Alon Israel in the bridge loan of NIS 110 million and a long term loan of NIS 60 million, which will be repaid after the full payment of the Company's debt to banks and bondholders, for consideration of NIS 115 million.

The amended application includes the main conditions as follows:

❖	The proposed arrangement is contingent, among others, on a Court order according to which on the closing date of the proposed arrangement all of the Company's shares and the rights to receive or allocate shares will be transferred for no consideration to Ben Moshe, or alternatively, will be erased and nullified on the closing date at no consideration to their owners and/or holders, such that after the closing date Ben Moshe will hold the entire issued and outstanding share capital of the Company on a fully diluted basis, and from the closing date the Company will cease to be a public company and will become a private company ("Nullification of shares"). As part of the amended application filed by the Company, the Company alleged in the application, that it is most likely, that any alternative to the proposed arrangement does not leave with all of the shareholders any value taking into account the cash flow situation of the company and the value of its assets in liquidation in relation to the value of its liabilities. The Company further specified in the amended application that in a preliminary hearing the Company held (by its audit committee, taking into account the existence of a personal interest of the controlling shareholder), in connection with the condition precedent during the brief time it had since Ben Moshe requested to include this condition in the arrangement ( that was at the time the application less than 2 business days), the Company did not conclude as of the date of filing of the amended application, that the controlling shareholder does not receive any compensation for the share component in the acquired assets from Alon Israel. The company has announced that it will continue to review this issue and will present its findings to the court later after the issue is deliberated.

1(OTC:BSIRY)- On May 25, 2016, the Company was delisted from trade in NYSE. Effective from May 26, 2016, the Company's shares are traded under the symbol BSIRY in OTC (over the counter market)

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❖	The proposed arrangement is not contingent on settling the relations between the Company and Mega Retail and/or upon the approval of a parallel creditors' arrangement in Mega Retail and/or upon the acquisition of Mega Retail by the Company or by a corporation controlled by Ben Moshe, and does not require the approval of the Company's shareholders of the proposed arrangement.

❖	The proposed arrangement includes, along with settling the Company's financial debt, the settlement of the creditors' guaranteed debts of the Company (creditors by virtue of guarantees or commitments for indemnification extended by the Company for Mega Retail's debts, who are Mega Retail's suppliers or the credit insurers of Mega Retail's suppliers), for securing Mega Retail's debts towards them.

❖	Under the proposed arrangement, Ben Moshe undertakes to inject up to NIS 900 million into the Company over a 3 year period from the closing date, of which up to NIS 200 million can be used for the settlement of mutual claims between the Company and Mega Retail's trustees or to purchase Mega Retail.

❖	Upon the closing date, Ben Moshe will inject into the Company NIS 300 million to repay the accrued interest and principal to the financial creditors and the guaranteed creditors on account of the total debt on such date in the amount of NIS 300 million, and additional amount that may be required for cash flow needs of the Company. The balance of the total debt after such repayment on the closing date will be repaid in 4 annual installments. The interest payable under the arrangement to each of the financial creditors and the guaranteed creditors, will be 6% per annum linked to the CPI effective from 50 days prior to the closing date. Such interest will be payable semi-annually, until the full repayment of the debt. Each of the financial creditors and the guaranteed creditors will have the right to demand early repayment of the debt owed to them, which will be carried out on a single and fixed date, set as the end of 12 months from the closing date.

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❖	Throughout the arrangement period until the full repayment of the debt, the Company will have the right to carry out early repayment of the total debt amount on that date, in whole or in part. In addition, under the proposed arrangement Ben Moshe commits to inject into the Company NIS 100 million which will be used for early repayment by the Company to the financial creditors and the guaranteed creditors on account of the Company's debt to them, which will take place within 6 months of the closing date.

❖	Effective from the closing date, the Company’s remaining debts and/or obligations of any type whatsoever (whether contingent or certain) will be paid by the Company in the ordinary course of business on the date and terms to be determined by the Company at its discretion and subject to applicable law. The arrangement does not apply to debts or obligations of the Company to creditors who were not financial creditors or guaranteed creditors as defined in the arrangement. Following the Company's request the Court ordered that for a period of 45 days, the Company will refrain from paying debts to any of its creditors, excluding current payments and payments that are essential to maintain the ability of the Company to continue operating as a "going concern".

❖	The liquidation dividend payment from Mega Retail's trustees to banks that are Mega Retail's creditors (with respect to the guaranteed bank debt) or the guaranteed creditors will be deemed as repayment by the Company (at a rate calculated according to the arrangement's provisions). The Company may delay the repayment of any amount due under the arrangement to bank (regarding guaranteed bank debt) or to guaranteed creditors until the earlier of (1) completion of any liquidation dividend distribution from Mega Retail and (2) the end of 12 months from the closing date (closing date). An amount equal to the delayed amount will be deposited in a designated bank account of the Company and will be pledged in favor of the relevant creditor to secure the payment of the delayed amount. The delayed amount will bear interest in the amount of deposit interest plus annual interest of 1% (in lieu of the arrangement interest).

❖	To secure the full performance of the payments and repayments under the arrangement, the Company will place in favor of the financial creditors and guaranteed creditors on the closing date, fixed and first ranking charges on its shares in Dor Alon and on all of its shares that are free from charges in BSRE.

❖	The arrangement defines events that upon their occurrence, the financial creditors and the guaranteed creditors would be entitled to put their debt for immediate repayment under certain conditions to realize the charges, among others: delays in payment, breach of a fundamental obligation of the Company or the investor or insolvency proceedings.

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❖	The entry of the arrangement into effect is contingent upon the satisfaction of various conditions precedent, among other things: (1) the approval of the financial creditors and the guaranteed creditors in the creditors' meeting, (2) approval by the Court of the arrangement including by rendering various orders as specified in the arrangement and particularly an order under which on the closing date, the Company's shares and any rights to Company shares will be transferred to Ben Moshe (which in addition to the closing date, shares will be transferred to him by way of transfer, allocation or otherwise which will constitute 100% of the Company's shares), or alternatively, the Company's shares or any rights to Company shares that will be erased and nullified for consideration to their owners and/or holders such that after the closing date, Ben Moshe will hold the entire issued and outstanding share capital of the Company's on a fully diluted basis and effective from the closing date the Company will cease to be a public company and will become a private company (3) receipt of approvals of third parties for a change of control in the Company, and (4) the transfer of the assets acquired free and clear of any lien. The deadline for the fulfillment of all conditions precedent is July 31, 2016, subject to extensions. The controlling shareholder notified the Company that the arrangement is not in line with the agreement that was signed with Ben Moshe regarding the closing mechanism and the conditions precedent. To the Company's best knowledge, the controlling shareholder and Ben Moshe are clarifying these issues.

There is no guarantee that Ben Moshe will reach a final agreement with the financial creditors and the guaranteed creditors or that the conditions to complete the arrangement will be implemented on time.

Delisting from trade in NYSE and moving to trading in OTC:

❖	On May 25, 2016, following the filing of the amended arrangement application with the court, the New York Stock Exchange suspended the Company's shares from trade for 10 days after which the Company's share will be delisted from trade in NYSE. From May 26, 2016, the Company's shares are traded under the symbol BSIRY on the OTC (Over the Counter Market). As a result, the Company will become a reporting corporation under applicable law.

Settlement agreement between Mega and the Company

❖	On May 26, 2016, a settlement agreement was signed between Mega Retail, through its trustees, and Ben Moshe who entered into an agreement to acquire control of the Company. The settlement arrangement pertains to the relations between Mega Retail and the Company and is subject to the satisfaction of a number of cumulative conditions, among other things, the approval of the settlement arrangement by the guaranteed banks, and the Court and the entry into force of the Company's arrangement.

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Going concern comment in the company's reporting:

❖	In view of the uncertainty regarding the completion of the purchase of the control of the Company by Ben Moshe, or approving the arrangement by the creditors'' meeting and by the Court and in light of the termination of negotiations for the sale of properties, there are substantial doubts about the Company's continued existence as a "going concern". The Company's reporting excludes adjustments as to the values of assets and liabilities and their classification that may be required should the Company will not be able to continue to operate as a "going concern".

❖	In the absence of realization of assets or the completion of the debt arrangement and the completion of the purchase of the Company by Ben Moshe the Company has available liquid sources sufficient at the most to finance the operating activities of the Company for a period of several months (provided that no extraordinary events occur), at the end of which if the debt arrangement and the completion of the purchase of the Company by Ben Moshe is not completed, the Company will be forced to realize assets in whole or in part so as to finance its operating activities.

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Consolidated profit and loss

	Q1.2016	Q1.2015
Consolidated profit and loss, NIS in millions	NIS in millions
Continued operations
Revenues, net	45.8	43.9
Gross profit	40.2	25.8
Operating profit before loss in respect of guarantees to Mega Retail	26.6	18.2
Operating profit before financing expenses	87.1	18.2
Profit from continued operations	71.9	6.7
Loss from discontinued operations	(6.9)	(37.3)
EBITDA[2]	20.4	40.2

The following details operating profit (loss) before tax according to companies:

	Q1.2016	Q1.2015
Companies results	NIS in millions
BSRE	44.4	50.8
Naaman Group - activity designated for sale	2.0	7.3
Dor Alon – activity designated for sale	32.5	23.4

2 Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, gain (loss) in respect of guarantees given to Mega, taxes, share in gains of associates, depreciation and amortization in addition to income from intercompany rental income. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and EBITDA which is presented in this press release

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Results for the first quarter of 2016

Continued operations:

Revenues

Revenues in the first quarter of 2016 amounted to NIS 45.8 million (U.S. $12.2 million) as compared to revenues of NIS 43.9 million in the comparable quarter last year.

Gross profit in the first quarter of 2016 amounted to NIS 40.2 million (U.S. $10.7 million) as compared to a gross profit of NIS 25.8 million in the comparable quarter last year. The increase in the gross profit compared to the corresponding quarter last year mainly derived from decrease in cost of sales resulting from the sale of Alon Cellular operations.

Selling, general and administrative expenses In the first quarter of 2016 amounted to NIS 20.5 million (U.S. $5.4 million) compared to expenses of NIS 23.3 million in the comparable quarter last year, representing a decrease of 12%. The decrease mainly derives from a decrease in selling general and administrative expenses in Alon Cellular resulting from the sale of Alon Cellular operations in November 2015.

Increase in fair value of investment property in the first quarter of 2016 the Company recorded a profit in the amount of NIS 0.3 million (U.S. $0.1 million) compared to a profit of NIS 14.8 million in the comparable quarter last year. The decrease derives from updating rights in assets in the comparable quarter last year.

Share in gains of associates in this quarter amounted to NIS 6.5 million (U.S. $1.7 million) and includes mainly the revaluation of the mall in the wholesale market in Tel Aviv compared to a profit of NIS1.0 million in the comparable quarter last year.

Operating profit before income (loss) in respect of guarantees to Mega Retail in this quarter amounted to NIS 26.6 million (U.S. $7.0 million) as compared to operating profit of NIS 18.2 million in the comparable quarter last year. The increase in the operating profit mainly derived from an increase in gross profit and from a decrease in expenses resulting from the sale of Alon Cellular operations, as explained above, which were partly offset by a lower increase of investment property compared to the first quarter of 2015.

Profit in respect of guarantees to Mega Retail in this quarter amounted to NIS 60.6 million (U.S. $16.1 million) deriving from updating the value of guarantees given under the reorganization arrangement in Mega Retail. In view of the financial condition of the Company, as reflected in the application for the debt arrangement filed by the Company on May 25, 2016, in connection with the transfer of all the Company's shares and the rights to the allocation or issuance of shares by the shareholders of the Company to Ben Moshe for no consideration, the Company believes that any alternative to the proposed arrangement will not leave the shareholders with any value taking into account the cash flow situation of the Company and the value of its assets on liquidation in relation to the value of its liabilities. Accordingly, as of March 31, 2016, the Company believes that an economic value should not be attributed to the suppliers' option. For further information regarding the Company's position in the amended application, see events during the period.

Operating profit in this quarter amounted to NIS 87.2 million (U.S. $23.1 million) as compared to operating profit of NIS 18.2 million in the comparable quarter last year, an increase of 379%. The increase in the operating profit mainly derived from updating the value of guarantees granted under Mega Retail's reorganization plan.

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Finance income (expenses), net: Finance expenses in this quarter amounted to NIS 10.6 million (U.S. $2.8 million) as compared to net finance income of NIS 12.0 million in the comparable quarter last year. The increase in finance expenses mainly derived from the effect of the CPI change which in the reported period declined by 0.9% compared to a decline of 1.6% in the comparable quarter.

Taxes on income: Tax income in this quarter amounted to NIS 4.7 million (U.S. $1.2 million) as compared to tax expenses of NIS 23.5 million in the comparable quarter last year.

Profit from continued operations: Profit from continued operations in this quarter amounted to NIS 71.8 million (U.S. $19.1 million) compared to a profit from continued operations of NIS 6.7 million in the comparable quarter last year. The profit of this quarter attributed to the Company's shareholders amounted to NIS 62.9 million (U.S. $16.7 million) or NIS 0.95 per share (U.S. $0.25) and the profit attributed to non-controlling interests amounted to NIS 8.9 million (U.S. $2.4 million).

Loss from discontinued operations in this quarter amounted to NIS 6.9 million (U.S. $1.8 million) compared to a loss of NIS 37.3 million in the comparable quarter last year. The loss from discontinued operations of this quarter attributed to the Company's shareholders amounted to NIS 7.9 million (U.S. $2.1 million) or NIS 0.12 per share (U.S. $0.03 million) and the loss from discontinued operations attributed to non-controlling interests amounted to NIS 1.0 million (U.S. $0.3 million).

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Cash flows for the first quarter of 2016

Cash flows from operating activities: Net cash flow provided by operating activities amounted to NIS 31.8 million (U.S. $8.4 million) in the first quarter of 2016 compared to net cash flow provided by operating activities of NIS 171.1 million in the comparable quarter last year. The main decrease in cash flow provided by operating activities in this quarter compared to the corresponding quarter last year derived mainly from changes in working capital items of NIS 165.3 million (U.S. $43.9 million).

Cash flows from investing activities: Net cash flows provided by investing activities amounted to NIS 52.3 million (U.S. $13.9 million) in this quarter as compared to net cash flows provided by investing activities of NIS 131.7 million in the comparable quarter last year.

Cash flows provided by investing activities in this quarter mainly included:

•	Proceeds from the sale of short term deposits of NIS 73.3 million (U.S. $19.5 million);
•	Proceeds from the sale of investment property in the amount of NIS 18.4 million (U.S. $ 4.9 million);
•	Interest received of NIS 2.1 million (U.S. $ 0.6 million);
•	Offset of funding to a subsidiary that was deconsolidated of NIS 15.6 million (U.S $ 4.1 million);
•	Offset by the purchase of property and equipment, investment property, and intangible assets in a total of NIS 19.4 million (U.S. $5.1 million); and
•	Offset by investment in marketable securities of NIS 21.4 million (U.S. $5.7 million);

The net cash flows provided by investing activities in the first quarter of 2015 mainly included:

•	Proceeds from the sale of property and equipment of NIS 85.2 million;
•	Proceeds from the sale of marketable securities of NIS 39.6 million;
•	Repayment of loans granted to interested parties and others of NIS 49.1 million; and
•	Offset by purchase of investment property, property and equipment and intangible assets of NIS 52.2 million

Cash flows from financing activities: Net cash flows used in financing activities amounted to NIS 49.7 million (U.S. $13.2 million) in this quarter as compared to net cash flows used in financing activities of NIS 44.6 million in the comparable quarter last year.

The cash flows used in financing activities this quarter mainly included:

•	Repayment of long term loans of NIS 92.1 million (U.S. $24.5 million);
•	Payment of dividend to non-controlling interest of NIS 9.2 million (U.S. $2.5 million);
•	Interest payments of NIS 14.3 million (U.S. $3.8 million);
•	Offset by change in short term credit of NIS 14.9 million (U.S. $3.9 million); and
•	Offset by receipt of long term loans of NIS 55.0 million (U.S. $14.6 million);

The net cash flows used in financing activities in the first quarter of 2015 mainly included:

•	Repayment of long term loans of NIS 67.9 million;
•	Repayment of commercial papers of NIS 17.2 million;
•	Interest payments of NIS 33.3 million;
•	Decrease in short term credit of NIS 106.8 million;
•	Offset by receipt of long term loan of NIS 95.0 million; and
•	Offset by purchase of shares in subsidiaries by non-controlling interests of NIS 88.0 million.

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Additional Information

Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA) in the first quarter of 2016, EBITDA was NIS 20.4 million (U.S. $5.4 million) compared to EBITDA of NIS 40.2 million in the first quarter of 2015.

Events during the reporting period

1.	Going concern comment in the Company's financial statements

Following the debt arrangement of Mega Retail in July 2015, the Company committed to support Mega Retail in addition to the guarantees granted for various liabilities of Mega Retail prior to Mega Retail's debt arrangement and thereafter resulting in the following developments.

In November 2015, and prior to the proposal of Ben Moshe (received on February 2016) the Company formulated an outline with its financial creditors – the banks and bondholders for rescheduling the Company's debts to them. These agreements were not materialized into binding agreements.

In January 2016, Mega Retail filed with the Court a motion for stay of proceedings, and trustees were appointed by the court for Mega Retail. In the view of the stay of proceedings, the trustees and various creditors filed claims and demands against the Company, including the exercise of guarantees. At the same time, the Company filed a debt claim with Mega Retail's trustees for a substantial amount.

In February 2016, the Company's controlling shareholders accepted the proposal of Ben Moshe to purchase the full holdings of the controlling shareholders in the Company and the Company's debts owed to Alon Israel. Consequently, the Company discontinued negotiations to sell its holdings in its main subsidiaries. The agreement for the purchase of the Company is contingent upon the Court's approval of the debt arrangement in the Company based on this proposal.

On May 5, 2016, Ben Moshe filed a proposal with Mega Retail's trustees to purchase Mega Retail. On May 8, 2016, the Company filed an application with the District Court in Lod under section 350 of the Companies Law to allow it to convene meetings for approval of a debt arrangement in the Company. The debt arrangement was contingent on the proposal of Ben Moshe to purchase Mega Retail being approved by the Court. On May 16, 2016, the Court approved the sale of Mega Retail to Bitan Wines and ordered to convene the creditors' meetings in Mega Retail within 10 days.

On May 25, 2016, the Company filed an amended application with the Court to convene creditors meeting to approve the amended debt arrangement, which is not conditional on the acquisition of Mega Retail or reaching an agreement with Mega Retail's trustees as described above.

As of the reporting date there is uncertainty about:

a) The completion of the purchase of control of the Company by Ben Moshe

b) Approval of the proposed debt arrangement by the Company's creditors

c) Approval of the proposed debt arrangement by the Court

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In the event debt arrangement is not completed and the proposal to acquire the Company does not materialize, the financing sources available to the Company to continue its operations are limited to a very short time, such as the Company will be forced to sell its holdings and assets immediately under conditions that are not necessarily optimal market conditions in order to finance the Company's operating activities and the repayment of its liabilities to creditors.

The Company, in its motion to the Court, also requested assistance in completing the arrangement, inter alia, by deferring payments until the completion of the arrangement except current payments and essential payments to maintain the Company's ability to continue operating as a going concern such as payments to employees, service providers and for vouchers that were exercised. On May 30, 2016, the Court approved this motion and granted the Company a 45 day grace period.

In view of the above, there are substantial doubts about the Company's ability to continue operating as a "going concern". The Company's reporting does not include adjustments as to the value of assets and liabilities and the classifications which may be required should the Company will not be able to continue to operate as a "going concern".

2.	Mega Retail

Mega Retail Ltd. was wholly owned and controlled by the Company until the middle of 2015. In June 2015, Mega Retail's employees received a right to be allocated 33% of Mega Retail's shares under an agreement signed by the Company, Mega Retail and Mega Retail's employees as detailed below. In July 2015 under Mega Retail's reorganization arrangement, it was determined that Mega Retail's Board of Directors will be composed of seven members three of whom would be appointed by the Company, resulting in, the Company actually losing control of Mega Retail.

On January 17, 2016, Mega Retail's board resolved to file an urgent application with the District Court in Lod seeking a stay of proceedings and the appointment of a trustee. On January 17, 2016, a temporary stay of proceedings order was rendered and from this date, the Company had no influence on Mega Retail's management. On January 17, 2016, an order of stay of proceedings was rendered for 30 days and on January 18, 2016, three trustees were appointed for the operation of Mega Retail. The Court authorized the trustees to operate for the recovery and sale of Mega Retail reaching a creditors' arrangement and examine the completion of the reorganization plan from July 2015. On February 14, 2016, the stay of proceedings order was extended for an additional three months until May 17, 2016. On May 11, 2016, the stay of proceedings order was extended until July 31, 2016.

On February 24, 2016 (Motion 38), the trustees filed with the Court a report on behalf of the trustees and an application for remedies in connection with the Company's liabilities towards Mega Retail. Among other things the trustees claim that the Company has the following obligations:

1.	The Company owes NIS 117 million to fulfill its liability which was taken under the reorganization arrangement from July 2015 to inject NIS 320 million to Mega Retail, issuance of an option to Mega Retail's large suppliers to convert their debt into the Company's shares for a debt of NIS 193 million. The trustees also argue that the Company has no right to return to Mega Retail under the Company's liabilities for the repayment of Mega Retail's debts to banks (the guaranteed and the shared debt of NIS 300 million).
2.	Other liabilities of NIS 186 million mainly for transferring employees, guarantees to suppliers, and to insurers of suppliers' credit, and property owners. The trustees claim that the Company extended to Mega Retail these guarantees as a substitute for the equity required for Mega Retail and as part of the policy of its conduct in thin financing.

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3.	Contingent indebtedness in connection with a dividend of NIS 100 million that was distributed in 2013 from Mega Retail to the Company in respect of which a derivative claim of NIS 117 million was filed.
4.	The Company transferred to Mega Retail its holdings in Eden Teva Briut Market Ltd. where during the period it was held by Mega (2010 and onwards) it lost NIS 100 million. A minority shareholder filed an application of NIS 77 million against Mega Retail and the Company (irrespective of the fact that the claim was filed for NIS 40 million for the purpose of court fees).

The trustees also argue that:

1.	Split of real estate activity in 2009 from Mega Retail transferred to BSRE and their rental by Mega Retail - as alleged by the trustees, under the split a dividend of tens of millions of NIS was distributed to the Company. As per the trustees' allegations, there is a concern that the lease agreements are higher than market prices, and in addition BSRE forced Mega to continue renting losing branches and did not allow Mega's release from such agreements. The trustees also questioned whether Mega Retail's consent regarding the application filed with the court for an arrangement between Mega and BSRE under which Mega Retail will receive a discount of 9% on the rental fees for two years in exchange for a waiver of any claim or demand against BSRE with respect to the lease and split agreements (either in making and/or approving such agreements).
2.	Mega Retail was operated by thin financing and therefore, as far as determined that this argument is correct, the trustees believe that under these circumstances they have a cause of action to charge the Company's shareholders for all of Mega Retail's debts and/or the rejection of their debts.
3.	The trustees allege that Mega Retail had a weak corporate governance resulting from decisions made by Mega Retail's board which were in contrast to Mega Retail's best interest and that these decisions led to Mega Retail's current status.

Under motion 38, two operative remedies are sought:

1.	The appointment of an appraiser in connection with the split agreements of the real estate assets from Mega Retail to BSRE and regarding the rental fees and terms to which Mega Retail is committed.
2.	Authorizing the trustees to investigate the issues listed above and the reasons for the collapse of Mega Retail including summoning officers and controlling shareholders of Mega Retail, the Company, BSRE and Alon Israel (the Company's parent company) for investigation and instructing them to produce any document required by the trustees for the purpose of examinations and investigations.

On March 7, 2016, Mega Retail's trustees filed a motion with the Court for instructions regarding the Company's liability to inject funds to Mega Retail (Motion 46) by virtue of the reorganization arrangement from July 2015. As per the trustees' arguments, the Company’s obligation to inject NIS 320 million took effect from the arrangement approval date, namely from July 15, 2015 and not from June 1, 2015 (as claimed by the Company and as stated in the arrangement), and accordingly, the amount balance that was not yet injected by the Company amounts to NIS 117 million.

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On March 29, 2016, the Company filed its response claiming that it met all its obligations under the reorganization arrangement, injected the required cash flow according to the arrangement, and in any case the total amounts injected to Mega Retail exceed NIS 320 million. According to the Company, if it is determined that it did not inject all necessary amounts, the amounts that were not injected were designated to serve Mega Retail solely as a framework for financing the temporary increases in working capital requirements of Mega Retail ( "peaks") (it is a short-term loan designated to bridge the temporary gaps between the date of payment of Mega Retail for goods purchased from the suppliers and the date of receiving the consideration when sold to customers and is not intended to finance losses) if Mega Retail so required, and those were not required by Mega Retail.

The Company further alleges that once Mega Retail is in stay of proceedings, in these circumstances, all of the Company's obligations are cancelled prior to their performance, if any. The Company further alleges in this regard, that under the reorganization arrangement the injections made into Mega Retail should be deemed effective from June 1, 2015. On April 7, 2016, the trustees filed their counter - response to the Company's response. According to the trustees, the Company's obligations to inject NIS 320 million were not contingent on conditions. The trustees repeated their claim requesting to count the Company's injections into Mega Retail only from July 15, 2016. Regarding the guarantees given by the Company the trustees argued that they should not be deemed as part of the NIS 320 million the Company has undertaken to inject, since they were given prior to the stay of proceedings, and in any case these guarantees were not yet exercised. The trustees also argued that the use of the central compensation fund was a part of the Company's previous commitment not a part of injecting NIS 320 million, in accordance with the Company's liability. On April 13, 2016, after receiving the position of the official receiver, the Court decided that this application - and firstly the question of the validity of Mega Retail's creditors' arrangement today - will be heard with motion 96 which deals with the allocation of options to suppliers (see below) after the filing of all responses to motion 96.

On February 3, 2016, several employees of Mega Retail filed a motion with the Court (motion 22) in which they requested the Company to transfer the balance of its central compensation fund to Mega Retail's trustees. In response to the motion, the trustees have extended the application and demanded that the Company will transfer to them NIS 26 million in respect of the amounts, allegedly guaranteed by the Company for the employees transferred from the Company to Mega Retail in 2011.

On March 6, 2016, the Company filed an answer to the response of the trustees claiming that the trustees or the employees have no right to the Company's central compensation fund since the funds used in the central fund by Mega Retail from June 1, 2015 represent Mega Retail's debt to the Company and therefore should be counted on account of the commitment to inject funds to Mega Retail. As for the arguments of the employees and trustees regarding the scope of Company's guarantee, beyond the claims regarding substantial procedural flaws, the Company's position is that the amounts it guarantees are significantly lower than the claimed amount, and that today, Mega Retail's scope of debts to its employees that are guaranteed by the Company are negligible. In March 2016 the employees and the official receiver filed their response in the matter - a decision has not yet been rendered.

On March 11, 2016, the Company filed a motion with the court seeking its determination that in view of Mega Retail's stay of proceedings the Company is no longer obligated to allocate options to large suppliers required under the reorganization arrangement (application 96). Among others, due to the reason that its obligation is granted against the suppliers' obligation to defer their debt and while the suppliers fail to meet their obligations under the arrangement, it is unreasonable that the Company meet its obligation under the same arrangement. Additionally, while the suppliers improved their position following the injections made by the Company to Mega Retail, the Company's situation worsened following the creditors' arrangement. In response, Mega Retail's trustees as well as some suppliers (including the manufacturers association) filed their responses claiming that the Company should meet its obligation to issue options to suppliers.

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On April 13, 2016, in the hearing of motion 46, regarding the Company's obligation to inject up to NIS 320 million, the Court ruled that this application - and firstly the question of the validity of Mega Retail's creditors' arrangement today - will be heard with application 96 which deals with the allocation of options to suppliers after filing all of the responses in the application.

On April 7, 2016, the trustees filed a report and a motion (Report No. 5/ motion 75) regarding the conduct of Ben Moshe and the controlling shareholders in the Company and a request for instructions. The trustees repeated many arguments raised in their previous reports in relation to the Company, at the end of which a number of remedies were sought. The first is that the Company and Ben Moshe will be entitled to maintain ownership of Mega Retail provided such acquisition will not involve any "Haircut" to Mega Retail's creditors. In any other event, due to its insolvency, Mega Retail will be sold to a third party. In addition, the Court was requested to order that the negotiations in connection with settling the Company's liabilities to Mega Retail will be managed solely by the members of the audit committee of the Company, including external directors, who have no affiliation to the controlling shareholder and/or officers who are not serving in other companies of the Alon Oil Israel group.

On April 20, 2016, a hearing regarding motion 75 was held in Court. At the end of the hearing, a decision was rendered that an extension of 15 days will be granted to exhaust the negotiations between the trustees and Ben Moshe, when at the end of this period, the trustees will submit to the Court a notice on the results, if possible by agreement. In addition, the Court ruled that at the end of this period Ben Moshe shall submit a proposal backed by a guarantee of NIS 40 million. It was also determined that if there is no agreement or if Ben Moshe will not submit a proposal, Ben Moshe or a company controlled by him will not be entitled to submit proposals to purchase Mega Retail, and such will apply to any other proposal. Therefore, the court suggested to the Company and Ben Moshe to delay the submission of the application for approval of the creditors' arrangement on behalf of the Company he intended to submit on or about the hearing date until after the end of such period in order to try and formulate a comprehensive arrangement for the Company and Mega Retail and recommended that the Company's creditors will not take any action and wait for the submission of the motion at the end of the period.

As mentioned above, on May 5, 2016, Ben Moshe's proposal was submitted, through a company he controls, to invest in Mega Retail which includes an outline for the creditors' arrangement in Mega Retail and the settling the reciprocal relations between Mega Retail, the Company and all of the companies it controls and anyone acting on its behalf. On the same day additional proposals to purchase Mega Retail were also filed.

On May 8, 2016, the Company filed its original application to convene the creditors' meeting, and for prudence sake, the convening of the Company's shareholders meeting for approving the creditors' arrangement.

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Sale of Mega Retail

The trustees' application to approve the purchase agreement of Mega Retail

On May 10, 2016, the trustees submitted a motion for approval of the agreement to purchase Mega Retail by Bitan Wines Ltd., and a motion to order the convening of the Company's creditors meetings for the purpose of discussing and voting on the proposed creditors' arrangement (Motion 83). As part of the application, the trustees specified their arguments that the proposal of Bitan Wines is the most appropriate offer. On that day, Ben Moshe filed an urgent application for an urgent hearing to set the application hearing date, or providing the right of response to the application submitted by the trustees to purchase Mega Retail by Bitan Wines. In addition, a brief notice was filed on behalf of Bank Hapoalim, which is the largest creditor of Mega Retail, according to which a hearing should be held for the application to resolve issues existing in the offer proposed by the trustees.

On May 11, 2016, the position of the official receiver, which supports the trustees' position, was filed. On that date, the trustees filed a response to the responses of Ben Moshe and Bank Hapoalim (see above) which includes an update notice on an improvement in Rami Levy Chain Stores D.C.E Ltd.'s proposal, under which they repeated their request to approve the sale of Mega Retail to Bitan Wines.

In addition, applications have been submitted for an urgent hearing or for granting the right of response by Rami Levy and by Mizrahi Tefahot Bank Ltd. On May 11, 2016, the Court ruled that a hearing in the application will be held on May 16, 2016. On May 15, 2016, an objection was filed by Tiv Taam at the request of the trustees, and an application to order the trustees to hold an equal and indiscriminate process among the bidders.

On May 16, 2016, a hearing was held in Court at the request of the trustees to approve the agreement for the sale of Mega Retail to Bitan Wines in which the other bidders participated (Bitan Wines, Rami Levy, Tiv Taam, Ben Moshe, Bikurei Sade and Simhon group that were cancelled since they failed to present a guarantee, as required). In the hearing, the bidders that did not win the bid to purchase Mega Retail raised arguments against the winner selection process and the proposal of Bitan Wines. The Court ordered Mega Retail's trustees to sign the proposal of Bitan Wines with amendments agreed upon on the hearing date in Court and bring it with the proposed creditors' arrangement for the approval of Mega Retail's creditors meetings to be convened by the trustees in 10 days from the ruling date. The sale of Mega Retail to Bitan Wines is subject to the approval of the antitrust commissioner and the Court.

On May 26, 2016, a notice was filed by BSRE in the trustees' application in which its objection to the sale agreement provisions between the trustees and Bitan Wines was specified, which may harm BSRE.

The trustees' reporting regarding the sale of Mega Retail

On May 19, 2016, the trustees filed a report on the convening of the creditors meetings, in which they reported on the activities carried out in accordance with the Court's decision to approve the agreement to purchase Mega Retail By Bitan Wines, including the signing of the sale agreement Yenot Bitan Bair Ltd.; placement of ads on convening the creditors meetings on May 26, 2016 in the logistic center of Mega in Kibutz Eyal; The return of bank guarantees and/or deposits from other bidders during the process and the transfer of documents to the antitrust authority on demand.

On May 22, 2016, a response was filed on behalf of the farmers to the trustees' report which included an application to the Court to order the trustees to leave with them and refrain from the release of the bank guarantees and/or deposits that were made by the other bidders, pending the completion of the sale process.

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On May 29, 2016, the trustees submitted a report on the results of the creditors meeting and an application to approve the creditors' arrangement. Under the report, the trustees reported that most of the creditors in all groups approved the creditors' arrangement regarding Mega Retail as well as the sale agreement to Bitan Wines. In view of the creditors' arrangement approval by Mega Retail's creditors, the court was requested to order its approval subject to the approval of the antitrust commissioner regarding the sale agreement with Bitan Wines.On that day, the Court rendered its decision, under which the official receiver will submit its position to the trustees report in 48 hours and the trustees will report the meeting with the antitrust authority in 24 hours.

On May 30, 2016, the trustees submitted a report on the meeting that was held with the antitrust authority. In the report, the trustees indicated that the antitrust authority is expected to approve the merger subject to relieving competitive concerns by way of conditioning the merger on the satisfaction of certain terms and conditions. Nevertheless, it was indicated that the examination of the merger is in progress and what was conveyed to the parties and the court is not final and binding.

Application for leave of appeal to the Supreme Court

On May 19, 2016, Ben Moshe and companies under his control filed an application for leave of appeal to the Supreme Court on the decision of the District Court which upheld the application of the trustees to approve the purchase agreement of Mega Retail by Bitan Wines (LCA 4077/16).

On May 22, 2016 a decision was rendered by the Supreme Court which orders Mega Retail's trustees and the official receiver to submit their responses to the application for leave of appeal within 24 hours.

On May 24, 2016, after receiving the response of the trustees and the position of the official receiver, the Supreme Court rejected the application for leave to appeal filed by Ben Moshe (LCA 4077/16).

Application of Rami Levy chain stores D.C.E Ltd.

On May 19, 2016, Rami Levy filed an urgent application for grant of instructions to the trustees and the antitrust commissioner. The application sought that in the creditors meetings to be convened for approving the sale of Mega Retail, all relevant information will be presented to the creditors to make their decisions including other sale alternatives, including the existence of improved tender offer by Rami Levy. Rami Levy's improved proposal includes an addition of an unconditional NIS 100 million. Rami Levy requested that additional creditors' meetings are convened in which his proposal will be placed for the approval of the creditors and the antitrust commissioner will carry out an examination of Rami Levy simultaneously with an examination carried out of Bitan Wines.

On May 22, 2016, the trustees' response which opposed to the application of Rami Levy was filed, alleging that the application constitutes improper attempt to interfere with the considerations of the creditors meetings that are expected to convene on May 26, 2016 and an attempt to circumvent the Court's decision on the matter.

On May 21, 2016 a response was filed by the employees, in which they join the position of trustees seeking to reject the application.

On May 22, 2016, the farmers filed their response, they are seek that the creditors 'meeting will be postponed until after receiving the opinion of the antitrust commissioner, and the commissioner will provide his position in relation to the proposals of Rami Levy, Ben Moshe and Tiv Taam and these positions will be placed before the creditors' meetings.

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On that date, the position of the official receiver was filed according to which he does not see any reason to accept the application of Rami Levy and there is no reason to order the antitrust commissioner to examine the proposal of Rami Levy simultaneously with the examination of the sale agreement between the trustees and Bitan Wines.

On that date, Rami Levy filed a notice where he requests to improve his proposal such that it will assure the performance of the transaction and the arrangement also in cases the where antitrust commissioner will condition its approval to the transaction in a sale to third parties of more than 5 branches up to 40 branches. This is in addition to the previous consideration improvement of NIS 100 million.

On May 22, 2016, BSSH filed an application with respect to Rami Levy's application, in which it requests the Court to allow creditors to examine as part of the creditors' meeting the proposal of Rami Levy, along with the proposal of Bitan Wines because of the financial strength of Rami Levy and the gap of NIS 100 million between the proposals.

Following the notice of Rami Levy, the court ordered the official receiver to complete its position due to Rami Levi's notice and BSSH above.

On May 23, 2016 Rami Levy submitted a response to the trustees.

On that date, Amot Investments Ltd. filed an application seeking that the creditors' meetings are postponed for several days until the receipt of the commissioner's position regarding the proposals of Bitan Wines and Rami Levy.

On May 24, 2016 a decision was rendered ordering the trustees and the official receiver to render their position regarding the response of Rami Levy and the applications of Amot Investments Ltd. and BSSH within 24 hours.

It should be noted that on the same day, an urgent application and notice from Ben Moshe were filed, in which he announced on financial improvements and the elimination of conditions precedent from his proposal. Also, Ben Moshe requested the court to order the trustees to allow Ben Moshe present its proposal in the creditors' meetings and the opinions regarding the antitrust issue and in view of the above postpone the creditors' meetings for several days.

In the evening of that day, a response of the trustees was filed, with the consent of the official receiver, under which the court decision dated May 16, 2016 should be complied with and the arrangement with Yenot Bitan should be brought to voting in the creditors' meetings of Mega Retail and refrain from any deliberate actions intended to delay and undermine them.

On May 25, 2016, the Court rendered its decision where it rejects the objections of Rami Levy and Ben Moshe and rejects the application of Amot Investments Ltd. and BSSH and therefore the decision from May 16, 2016 remained unchanged.

Settlement agreement between Mega Retail and the Company

On May 26, 2016, a settlement agreement was signed between Mega Retail, through its trustees, and Ben Moshe. The settlement was approved by the Company. The settlement arrangement pertains to the relations between Mega Retail and the Company and is subject to number of cumulative conditions, among other things, the approval of the settlement arrangement by the guaranteed banks and the Court liquidation case 18975-05-16 and liquidation case 31163-01-16 and the entry into force of the Company's arrangement.

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Highlights of the settlement agreement:

•	The Company will repay the entire guaranteed debt to banks to the guaranteed banks (NIS 300 million), as well as the guaranteed debt to the credit insurance companies (which is approximately NIS 90 million). Mega Retail will be released from the guaranteed debt to banks and the guaranteed debt to credit insurance companies and these debts will be the sole responsibility of the Company, when the company will have no recourse to Mega Retail and the trustees' fund in connection with the payment of such debts. However, the trustees fund will pay the Company an amount equal to the amount of guaranteed debt to credit insurance companies less NIS 30 million plus interest, if accepted.
•	The Company will be solely responsible for the payment of its claimed debt to the National insurance Authority (claimed debt resulting from the determination of the national insurance for the years 1999-2000 and from 2001 to 2004, for which a legal proceeding is conducted in the Labour Court, as well as a debt arising from the determination of the national insurance for the years 2005, 2008, for which an objection was filed by BSI). The Company will not have recourse to Mega Retail and the trustees' fund in connection with the above payment.
•	The Company will indemnify the trustees' fund for any amount the trustees' fund will have to pay in practice (by rate of return due from the trustees' fund to Mega creditors by law) by virtue of a claim filed by Mr. Provizor and others in Civil Case 17359-07-15. The Company will not have recourse against Mega Retail trustees fund for payments the Company would be forced to pay, if at all, under the Provizor claim.
•	The Company will transfer to the sole control of the trustees the Company's central compensation fund (application 22 above).
•	The Company will waive its claims against the trustees and Mega Retail and the debt-claim filed with the trustees.
•	The Company and any corporation under its control (except BSRE) will be finally released from any claim or demand of Mega or Mega Retail's creditors originating from any cause preceding the entry into force of the settlement agreement. Accordingly, all of the proceedings taken by the trustees or the creditors of Mega Retail against BSI in liquidation case 31163-01-16 or in any other proceeding will be rejected, including the applications regarding the suppliers' options, application for the approval of a derivative in respect of prohibited distribution and more.
•	The joint creditors of Mega Retail and the Company, except guaranteed banks, credit insurance companies, and certain creditors specified in the appendix to the agreement, will be paid only from the fund of Mega Retail's trustees such that the Company will be exempt from the debts towards them.
•	The arrangement does not prejudice the right of the trustees to sue officers or controlling shareholders in Mega or the Company or in any other corporation. However, with the entry into force of the arrangement and any corporation controlled by the Company (except BSRE) will be exempt from any indemnification or recourse claims (by agreement or by operation of law) of any third party, and the Company and any corporation controlled by the Company (except BSRE) will not bear any expenses and will not be forced to invest any resources in respect of the claims submitted by the trustees as stated. In this regard, it was agreed that after legal proceeding initiated by the trustees or Mega Retail's creditors trustees anyone having recourse (or may have such right) or indemnification right or participating towards BSI and any company it controls (except BSRE), including pursuant to indemnification undertaking or other obligations under the law, in any legal proceedings against the Company and any corporation it controls (except BSRE), then:

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o	The trustees through the trustees fund (in advance or immediately upon demand by the BSI) will bear any expense of the Company and any company it controls (except BSRE) arising from indemnification claim of anyone claiming such indemnification including defense expenses against such indemnification claim of an individual claiming indemnification right.

o	The trustees through the trustees fund will bear any amount awarded, if awarded, against the Company and any company it controls (except BSRE) towards anyone claiming an indemnification right.

o	The trustees shall provide full information to the Company on any action brought by them against anyone claiming an indemnification right and the Company will inform the trustees regarding any claim or demand made against them by anyone claiming an indemnification right.

•	The issue of the Company's guarantees with respect to the assets leased to Mega Retail was settled.
•	The settlement arrangement does not concern the relations between Mega Retail and BSRE.

3.	Update of the obligations and guarantees granted to Mega Retail under the reorganization arrangement

As specified in the amended application to convene the meeting for approving the debt arrangement the Company had filed on May 25, 2016, Ben Moshe's proposal includes condition precedent under which in the arrangement he will be granted (whether by transfer, allocation or otherwise) shares constituting 100% of the Company's shares on a fully diluted basis and on the closing date, he will be transferred all of the Company's shares and/or rights to the shares will be cancelled including the supplier's option (if any) for no consideration to their owners and/or holders such that they will not confer any right whatsoever on their owners and/or holders from the closing date and will not confer any right to consideration or monetary indemnification or otherwise to owners and/or holders or alternatively all of the Company's shares will be canceled at no consideration to their holders.

The Company's position is that it is highly likely, given the financial condition of the Company, that any alternative to the proposed arrangement will not leave with the shareholders any value taking into account the cash flow situation of the Company and the value of its assets on liquidation in relation to the value of its liabilities. Accordingly, as of March 31, 2016, the Company believes that an economic value should not be attributed to the suppliers' option (if any). For further information regarding the Company's position in the amended application, see events during the period.

4.	Sale of the control in the Company and outline for debt arrangement in the Company

At the end of January 2016 and at the beginning of February 2016 the controlling shareholders received several proposals to purchase the Company and loans two of which were brought for voting before the holders of the Series C Debentures. On February 16, 2016, the holders of the Series C Debentures approved to hold negotiations with Ben Moshe regarding his proposal which includes, among others, an outline for the repayment the Company's financial debt (NIS 932 million), the essence of which is the injection of NIS 900 million to the Company for the full repayment of the financial debt to financial creditors interested in such repayment. On February 28, 2016, acceptance notice to Ben Moshe's proposal was received by the controlling shareholders (holding approximately 72.21% of the Company's shares).

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The principles of Ben Moshe's proposal (in accordance with his proposal from February 15, 2016 and the clarifications to the proposal)- in exchange for NIS 115 million to be paid to the controlling shareholders, he will purchase (through a company under his control) the holdings of the controlling shareholders in the Company on AS IS basis and the rights of Alon to a bridge loan of NIS 110, million including the right to allocate shares of the Company against such holdings and the rights in the long term loan of NIS 60 million extended to the Company by Alon which under its conditions will be returned after the return of the debt to the banks and bondholders.

The completion of the acquisition is subject to the fulfillment of conditions precedent no later than 60 days from the acceptance date of the proposal (a possibility was granted to extend the deadline by 14 days and under certain conditions for additional 30 days).

On May 5, 2016, Ben Moshe's proposal was submitted, through a company he controls, to invest in Mega which includes an outline for the creditors' arrangement in Mega Retail and the settling the reciprocal relations between Mega Retail, the Company and all of the companies it controls and anyone acting on its behalf. On the same day additional proposals to purchase Mega Retail were also filed.

On May 8, 2016, the Company an application to convene the creditors' meeting, and for the sake of caution, the convening of the Company's shareholders meeting for approving the creditors' arrangement. The creditors' arrangement was based on the repayment of the direct financial debt and the bank guaranteed debt by the Company, orderly repayment of direct debts and settling the guarantees granted to Mega Retail's creditors and the Company's obligations granted in connection with Mega Retail by Mega Retail under Mega Retail's creditors arrangement, upon which the Company's debt arrangement was conditioned. On May 9, 2016, the judge rendered its decision under which the application will be brought for the opinion of ISA, the stock exchange and the official receiver. The arrangement was contingent upon the purchase of Mega Retail by Ben Moshe. On May 10, 2016, Mega Retail's trustees announced that they selected the proposal of Bitan Wines to purchase Mega Retail and on May 16, 2016, the Court approved the sale of Mega Retail to Bitan Wines. On May 19, 2016, Ben Moshe filed an application for leave of appeal with the Supreme Court on the decision of the district court. On May 24, 2016, the court dismissed the application for leave of appeal.

Following the application of Mega Retail's trustees to the Court on May 10, 2016 to approve their agreement to sell Mega Retail to a company which is basically a subsidiary of Bitan Wines Ltd. (application 83) and the Court's decision dated May 16, 2016 to approve this application and bring the proposal of Bitan Wines for the approval of the creditors' meetings in Mega Retail, the Company filed on May 25, 2016, an amended application with the District Court in Lod to convene a meeting of certain unsecured creditors of the Company (financial creditors and guaranteed creditors) for approving the creditors arrangement under section 350 of the Companies' Law – 1999.

The amended application includes the following main changes in relation to the original application that was filed by the Company:

1.	Under the proposed arrangement, Ben Moshe included a condition under which, the entry of the arrangement into force will be contingent, among others, on a court order according to which on the closing date all of the Company's shares and the rights to the shares will be transferred for no consideration to Ben Moshe from their owners and/or holders or alternatively will be erased and nullified on the closing date for no consideration to their owners and/or holders such that after the closing date Ben Moshe would hold the entire issued and outstanding share capital of the Company on a fully diluted basis and from the closing date the Company will cease to be a public company and will become a private company.

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2.	As part of the amended application filed by the Company, the Company alleged in the application, that it is most likely, that any alternative to the proposed arrangement does not leave with all of the shareholders any value taking into account the cash flow situation of the company and the value of its assets in liquidation in relation to the value of its liabilities. The Company further specified in the amended application that in a preliminary hearing the Company held (by its audit committee, taking into account the existence of a personal interest of the controlling shareholder), in connection with the condition precedent during the brief time it had since Ben Moshe requested to include this condition in the arrangement ( that was at the time the application less than 2 business days), the Company did not conclude as of the date of filing of the amended application, that the controlling shareholder does not receive any compensation for the share component in the acquired assets from Alon Israel. The Company has announced that it will continue to review this issue and will present its findings to the court later after the issue is deliberated.

3.	The proposed arrangement is not contingent on settling the relations between the Company and Mega Retail and/or upon the approval of a simultaneous creditors' arrangement in Mega Retail and/or upon the acquisition of Mega Retail by the Company or by a corporation controlled by Ben Moshe, and does not include the Company's shareholders meeting for the proposed arrangement.

4.	The proposed arrangement includes along with settling the Company's financial debt the settlement of the creditors' guaranteed debts of the Company (creditors by virtue of guarantees or commitments for indemnification extended by the Company for Mega Retail's debts, who are Mega Retail's suppliers or the credit insurers of Mega Retail's suppliers, for securing Mega Retail's debts towards them.

5.	In lieu of the deposit of NIS 300 million that designated for early repayment, the Company commits that NIS 100 million will be used for early repayment by the Company to the financial creditors and the guaranteed creditors on account of the Company's debt to them, which will take place within 6 months from the closing date.

6.	A mechanism was determined according to which , the Company may delay the repayment of any amount due under the arrangement on account of the bank debt or guaranteed debts (including early repayment and payment to be carried out on the closing date) until the earlier of the completion of any liquidation dividend distribution from Mega Retail under the stay of proceedings case or the end of 12 months from the closing date such that the delayed amount will not be paid to the relevant creditor under the repayments contained in the arrangement but rather will be deposited in a designated bank account which will accrue an interest at the bank level plus 1% and will be pledged in favor of the relevant creditor to secure payment.

The following is condensed description of the debt arrangement principles:

Injection of funds by Ben Moshe

1.	On the closing date, an amount of NIS 300 million ($ 79.3 million) which will be used immediately for the first repayment under the arrangement, and an additional amount as will be agreed between the Company and the investor until the closing date for the Company's immediate cash flow needs (the immediate investment amount).

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2.	After the closing date, a total amount, which together with the immediate investment amount, total NIS 600 million (on dates that are necessary for the Company for its current cash flow needs for 12 months from the closing date, including for the purpose of an optional early repayment ("the second injection ").

3.	During the third year following the closing date - a total of NIS 300 million ("the third injection").

Other major conditions:

1.	On the closing date, the Company will repay its financial creditors and the guaranteed creditors on account of the total debt on that date, a total of NIS 300 million. The total outstanding debt, after the repayment on the closing date, will be repaid in 4 annual installments.

2.	The interest payable under the arrangement, to each of the financial creditors and the guaranteed creditors, will be at the rate of 6% per annum linked to the CPI effective from 50 days before the closing date. The arrangement interest will be payable semi-annually until the full repayment of the debt. Each of the financial creditors and the guaranteed creditors will have the right to demand early repayment of the debt owed to him, which will be carried out on a single and fixed date which is the end of 12 months from the closing date. To the paid amount on the optional early payment date, an amount equal to 2.5% of the surplus amount (as defined in the agreement) (plus interest) will be added.

3.	Throughout the arrangement period until the full repayment of the debt, the Company will have the right to carry out early repayment of the total debt amount on that date, in whole or in part. If the Company chooses to carry out an early repayment until the end of 36 months from the closing date, then to the early repayment amount, an early repayment fee equal to 2.5% of the surplus amount paid in the early repayment (as defined in the arrangement) will be added. In addition, under the proposed arrangement the Company commits that NIS 100 million will be used for early repayment by the Company to the financial creditors and the guaranteed creditors on account of the Company's debt to them, which will take place within 6 months from the closing date.

4.	Effective from the closing date, the Company’s remaining debts and/or obligations of any type whatsoever (whether contingent or certain) will be paid by the Company in the ordinary course of business on the date and terms to be determined by the Company at its discretion and subject to any law. The arrangement does not apply to debts or obligations of the Company to creditors who were not defined as financial creditors or guaranteed creditors as defined in the arrangement.

5.	At any time that any of the banks, which is a creditor of Mega Retail (in respect of guaranteed bank debt) or guaranteed creditors will receive from Mega Retail's trustees consideration or a payment of any kind, directly or indirectly, in cash or in cash equivalents (hereinafter "Mega liquidation dividend"), it will be considered as if on the distribution date, the relevant creditor received payment from the Company ("Mega Retail's payment to creditor") in an amount calculated as specified in the arrangement.

6.	The Company may delay the repayment of any amount due under the arrangement to banks (regarding guaranteed bank debt) or to guaranteed creditors (including early repayment to be carried out on closing date) (the delayed amount) until the earlier of (1) completion of any liquidation dividend distribution from Mega Retail (Mega's distribution completion) and (2) the end of 12 months from the closing date (the early date will be called: the termination date) provided that the provisions of the arrangement will apply, the significant of which are:

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a.	An amount equal to the delayed amount (the "security amount") will be deposited in a designated bank account of the Company and will be pledged in favor of the relevant creditor to secure the payment of the delayed amount.

b.	After the termination date, and to the extent the security amount was not released to the Company before Mega Retail's liquidation dividend distribution date in accordance with the arrangement, then the security amount will be paid for the payment of the delayed amount and interest accrued will be used for payment on account of interest payments. In addition, the Company will have the right to order at any time at its discretion that the security amount (wholly or partly) will pay the delayed amount (wholly or partly).

c.	From the date of depositing the security amount up to the termination date the interest to be applied to the delayed amount will be the deposit interest plus an annual interest at a rate of 1% (instead of the interest of the arrangement). The interest of the security amount will ensure the payment of said interest to be paid by the Company on the delayed amount payment date.

d.	Notwithstanding the foregoing, on the termination date, all of the amounts deposited in the designated bank account which are the security amount (including its fruits) will be released to the relevant creditor on account of the payment of interest accrued in respect of the delayed amount (instead of the arrangement interest) and any balance remaining will be used for repayment on account of the debt balance owed to him.

7.	To secure the full performance of the payments and repayments under the arrangement (excluding the debt to Bank Hapoalim for the Bee Group), the Company will place in favor of the financial creditors and guaranteed creditors on the closing date, fixed and first ranking charges on its shares in Dor Alon (10,023,128 shares) and on all of its shares that are free from charges in BSRE (5,110,730 shares).

8.	The arrangement defines events that upon their occurrence, the financial creditors and the guaranteed creditors would be entitled to immediate repayment under certain conditions, among others: delays in payment, breach of a fundamental obligation of the Company or Ben Moshe or insolvency proceedings.

9.	According to the proposed arrangement, the Company may, at its sole discretion, to reach agreements with Mega Retail's trustees in connection with mutual claims between the Company Mega Retail's trustees, and take any action relating to the aforesaid agreements, including making any related payment (by cash or cash equivalents ) and everything at the sole discretion of the Company (for the avoidance of doubt the company will also be able to choose at its sole discretion not to reach agreements with Mega Retail's trustees and act by way of mutual claims with Mega Retail's trustees), subject to the provisions of the arrangement. To reach such agreements, and for the purpose of purchasing shares or assets or activities of Mega Retail (provided that there are claims by Mega Retail's trustees remain against the Company), an amount of not more than NIS 200 million of the injected amount after the closing date could be used.

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The entry into force of the arrangement is conditional upon fulfillment of the following conditions precedent (in the aggregate):

1.	Until June 7, 2016 the Court will order the convening of the creditors' meeting for approval of the arrangement.
2.	Until June 26, 2016, the creditors' meeting approval will be obtained for this arrangement.
3.	Until July 12, 2016 the Court approval of the arrangement will be granted without any conditions except those conditions expressly authorized in writing by the Company and Ben Moshe ; and all court orders specified in the arrangement will be granted, including:

a.	Order by which changes required to the Company's capital will be carried out prior to closing date in order to facilitate the implementation and execution of this arrangement, including the granting of the investor shares to the investor thereunder (including by way of the cancellation of the par value of the Company's shares, and/or increasing the Company's authorized capital and/or the consolidation of the Company's share capital).
b.	Order, by which on the closing date directors will be appointed to the Board of Directors in amount and identity to be delivered to the Company by the investor and all directors serving prior to the closing date will resign, except those appointed by the investor prior to the closing date (if appointed) and excluding external directors.
c.	Order, by which on the closing date the Company's articles of association will be amended subject to approval by the Company and the investor and will be attached as appendix to the arrangement prior to convening the creditors meeting to approve the arrangement.
d.	Order by which the completion of the arrangement will not establish grounds to any third party for a claim or demand or any grievance against the Company or any company under its control (including BSRE) or to any third party based on the issue that the control of the Company or in any company was replaced.
e.	Order under which all applications for approval of class action against the Company will be rejected and starting from the closing date no applications for approval of class action will be filed against the Company for the period until the closing date.
f.	Order by which (1) on the closing date all shares of the Company and all rights of any kind, directly or indirectly (including options), for receiving or allocation of shares of the Company (collectively the "shares and / or share rights ") will be transferred at no consideration to the investor by their owners and/or by their holders (including from any nominee company or any entity or person holding shares and/or share rights), in which - among other things - as of the closing date and thereafter, the Company will not be required nor be obligated to issue shares or share rights or share options to any third party whatsoever, including that the Company will not be required to allocate stock options to certain creditors of Mega under a claimed obligation to perform such allocation in respect of the Mega Retail's arrangement that was reached in July 2015 (the " creditors option") (and in respect of which no claim will be established to Mega Retail or its creditors or anyone acting on their behalf against the Company or third parties entitled to indemnification from the Company); Or - alternatively - an order under which all the shares and/or share rights will be canceled on the closing date, including the creditors option (if any), at no consideration to their owners and/or holders such that they will not confer any right of any kind to their owners and/or holders effect from the closing date, including will not confer any right to consideration or monetary indemnification or otherwise to their owners and/ or holders; and under which – (2) on the closing date, the purchaser's shares ( 66,161,860 shares)will be granted to the investor, whether by allocation or transfer as specified in sub section 1 or otherwise, conferring on the investor 100% of the Company's issued and outstanding share capital on a fully diluted basis where these shares are paid in full, cannot be forfeited and free and clear of any debt, charge, lien, mortgage, option and any right of a third party; and under which – (3) granting the acquired shares to the investor under this arrangement will be without publishing a prospectus in accordance with the Securities Act and no restrictions under the Securities Act will apply; and whereby (4) transfer or allocation of 100% of the Company's shares on a fully diluted basis to the investor as specified in sub section (1) above will be carried out in accordance with section 350 of the Companies Law and not in the framework of a tender offer and without the shareholders meeting approval and, accordingly, the provisions of the law regarding the tender offer (including the provisions of chapter III, part VIII of the companies law and securities regulations (tender offer), - 2000 will not apply to the Company and/or the purchaser and anyone acting on their behalf; and under which (5) as of the closing date the Company will become a private company and will cease being a public company.

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g.	Order under the arrangement approval by the court represents an approval to all share allocations to be carried out under this arrangement including an approval according to the securities regulations (private offering of securities in a registered company) – 2000 such that an approval or other action will not be required for allocating such shares by virtue of such regulations or under any other provision of any entity or authority including the non-requirement for the Company's shareholders' approval for any such allocation.

4.	The stock exchange approval for the change in the terms of the bonds (Series C) will be obtained.
5.	Agreements and approvals required in connection with the transfer of control of the Company and in any company under its control to the investor and the implementation of the arrangement, in accordance with the list to be agreed by the Company and the investor will be obtained.
6.	Approval of the court that there is no need for the shareholders meeting approval of the proposed arrangement.
7.	Transfer of the acquired assets (as defined in the agreement to acquire the controlling interest) to the investor, when they are free and clear of any right of a third party.

The deadline for the fulfillment of all conditions precedent is July 31, 2016, subject to extension option as described in the arrangement

If the conditions precedent are not fulfilled by the effective deadline as above or by the end of the extension periods (if any), the arrangement will be null and void without the need for a further action or notice and unless the investor notified the Company in writing prior to the elapse of such dates that it waives the execution of the conditions precedent that were not fulfilled and/or the parties to the arrangement agreed on granting an extension, one or more, for performing the conditions precedent (in whole or in part) in agreed upon intervals.

In the event prior to the completion of the arrangement and the entry into force expired or the agreement to acquire control was legally rescinded or that the investor commitments were canceled under the agreement for the acquisition of control according to the right of the investor according to section 4 of the investor's proposal from February 15, 2016 which is part of the agreement for the acquisition of control, then the arrangement will be null and void without the need for further action or notice.

The controlling shareholder's position

The controlling shareholder notified the Company announced that terms of the arrangement are not in line with the agreement that was signed with the investor regarding the closing mechanism and conditions precedent. The best knowledge of the Company, the controlling shareholder and the investor are working to clarify these issues, subject to the necessary approvals. The controlling shareholder raised further objections concerning, among other things, the bank to which its holdings are pledged by the Company's shares.

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The arrangement completion

On the arrangement closing date (date to be determined by the Company and Ben Moshe upon closing the control purchase agreement, which will be no later than 10 business days after fulfillment of the conditions precedent), the following actions, among others, will be performed:

1.	The company controlled by Ben Moshe will receive all acquired assets (as defined in the control acquisition agreement) free and clear.
2.	The company controlled by Ben Moshe will pay NIS 115 million to the trust account the information of which will be delivered by the controlling shareholder and Bank Hapoalim.
3.	The company controlled by Ben Moshe will pay the Company the immediate investment amount (NIS 300 million and other amount for cash flow needs).
4.	The company controlled by Ben Moshe will carry out the first payment of NIS 300 million to the financial creditors and the guaranteed creditors.
5.	The company controlled by Ben Moshe will be granted a part of the immediate investment amount according to the decision of Ben Moshe, at his discretion (by way of transfer or allocation or otherwise) 66,161,860 shares of the Company which will constitute after their grant 100% of the issued and paid-up capital of the Company on a fully diluted basis, and all the shares and/or share rights will be transferred to the investor or canceled, as specified in the shares order.

It is uncertain whether the proposed arrangement will be approved by the creditors' meeting and/or the court, or that all of conditions precedent necessary for its completion are met in full and on time.

5.	Application to approve a claim as class action against the Company (class action case 57768-05-16) (district) Kleinerman vs. BSI)

On May, 29, 2016 an application to approve a class action was filed against the Company which deals with  the amended application for approval of the creditors arrangement filed by the Company on May 25, 2016. In the application for the approval of a class action it was alleged that the application for approval of the proposed arrangement is a discriminatory and unfair arrangement, since it contains a stipulation under which all of the public shares of the Company will be transferred to Ben Moshe for no consideration, or alternatively the public shares of the Company will be nullified. It was also argued that the proposed creditors' arrangement is discriminatory, among others, because it provides an overwhelming exemption from claims and lawsuits between the Company and its creditors and its officers (including with respect to derivative claims) and in which an exemption is requested from convening the shareholders' meeting.

In the application, the court was requested to: (a) declare that the manner in which affairs are conducted is in a discriminatory manner and that unfortunately  there is a real concern that the Company conducted itself in a discriminatory manner; (b) declare that the proposed arrangement, which proposes to nullify the public shares, or alternatively give them to Ben Moshe for no consideration is a discriminatory arrangement ; (c) to issue an injunction prohibiting the parties to sign the creditors agreement of, or alternatively, to issue an injunction that would change the terms of the arrangement so that the public shares will be acquired by way of a full tender offer at a price that will not be less than the market price on May 24, 2016.

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6.	Series C Debentures

Starting from October 27, 2015, the meeting of the holders of the Series C Debentures convened who decided on the deferment of the principal payment dates from November 4, 2015 to June 13, 2016. The meeting of holders of the Series C Debentures, in its decision dated February 15, 2016 allowed for negotiation with the potential buyer (Ben Moshe) until March 17, 2016. It was also decided at the meeting, to instruct the trustee of the Series C Debentures to put for immediate repayment the full balance of the Company's debt to the holders of the Series C Debentures and authorized him to take the necessary measures to execute the decision, including notifying the Company for making a decision in this section and the demand of the debt's payment within seven days from the notice date ("immediate repayment decision"). The immediate repayment decision is supposed to enter into effect without further decision at the earlier of: a. transfer of the control of the Company directly or indirectly (including changing the control in the controlling shareholder) without the consent of bondholders or b. the exclusivity period (no-shop) of Ben Moshe's proposal has elapsed and an application was not filed with the court (agreed by the trustee and the representatives of the bondholders) to convene meetings for the approval of the debt arrangement between the Company and its financial creditors. The date of entry into force of the immediate repayment decision was until May 25, 2016 if the arrangement would not have been filed with the court until that date.

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7.	Rating

On January 27, 2016, Midroog lowered the rating from B3 to Caa1 and left the rating under review with uncertain implications.

8.	Change in tax rates

In January 2016, the Amendment of the Income Tax Ordinance (No. 216), -2016 was published, which prescribed a reduction of the corporate tax, effective from 2016 and thereafter, from 26.5% to 25%. As a result of the tax rate reduction, as mentioned above, the Company recorded a total of approximately NIS 25.6 million in other comprehensive income.

Events during the reported period from continued operations

BSRE

a.	Wholesale market complex

Sale agreements with apartment purchasers

On or about the date of issuing the report, the residence company entered into commitment for 717 sale agreements with a scope of NIS 1,892 million (including VAT) and received advances of NIS 1,377 million (including VAT).

Commercial spaces in the mall

As of March 31, 2016, lease agreements were signed or are to be signed for 25,460 square meters of the commercial spaces.

b.	Following publications and reports on proposals for the sale of the Company, a trustee for series E bonds approached BSRE regarding a provision in the deed of trust which deals with the transfer of control in BSRE. In its letter, the trustee indicated that he intends to obtain a legal opinion regarding the definition of "the current controlling shareholder" contained in the deed of trust and the existence of a cause of action to put the bonds (series E) for immediate repayment if such sale takes place without receiving an advance approval of the bondholders (series E) of BSRE. The trustee informed BSRE that as per an opinion he obtained regarding the definition of "current controlling shareholder in the deed of trust, if a sale of Alon Israel holdings in the Company is formulated, he intends to convene a meeting of the bondholders (series E) of BSRE for the purpose of obtaining their approval for such sale.

c.	On March 16, 2016, BSRE declared a dividend distribution of NIS 30 million which was paid on April 7, 2016. The Company's share is NIS 16.1 million (U.S $ 4.2 million).

d.	The Company received several proposals to purchase its holdings in BSRE (53.92%), and these proposals were reviewed by the Company's Board. As of the report date, the proposals the Company received for the purchase of BSRE are invalid.

e.	Applications filed by Mega Retail's trustees against BSRE

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1.	On February 23 2016 Mega Retail's trustees submitted an application for instruction (Application No. 37) in which the court was requested to sign a summary judgment instructing the land registry offices and/or the Israel Lands Authority to record caveats regarding the appointment of trustees in Mega Retail, on all of the real estate assets the rights in which are recorded in Mega Retail's name. BSRE filed a detailed response to application 37 in which it argued that it is just that the trustees' application be rejected regarding the assets acquired as part of the agreement for the purchase of assets from Mega Retail from March 31, 2009, which the process of the real estate registration in the land registry office and/or Israel Land Authority on BSRE's name was not yet completed. On March 20 2016 the court held, without taking a position with respect to the rights to those assets that the trustees' position should be accepted and instructed the registration of appointment of trustees at the land registry office and the Israel Lands Authority in assets registered still in Mega Retail's name. On March 24, 2016, BSRE filed with the Supreme Court an application for leave of appeal on the above decision and an application for stay of execution of the decision to record such caveats regarding the assets purchased under the agreement for purchasing assets from Mega Retail until a ruling is rendered in the application for leave of appeal. On April 5, 2016, the Supreme Court ruled that the application of BSRE is to be forwarded to the response of the trustees (in which they were requested to refer, among others, to the issue whether their application meets the conditions for temporary remedy) and an order for stay of execution was not rendered until a decision is rendered in the application for leave of appeal. On May 16, 2016, the Supreme Court suggested to the parties that the application for leave of appeal will be rejected and the decision of the district court will remain unchanged subject to the deposit of an independent obligation in Mega Retail's name by the trustees in 10 days in an acceptable wording for applications for temporary remedy to compensate BSRE for any damage that may be caused as a result of registering such caveat if the claim is discontinued (if filed) or if the order expires for another reason. The parties were requested to notify the court of their position regarding the court suggestion until May 19, 2016. On May 19, 2016 BSRE filed with the Supreme Court its position according to which it would agree to a ruling by way of a settlement as proposed by the Supreme Court, subject to the fulfillment of several conditions presented in the Company's position, including the deposit of an independent obligation by the trustees in the name of the fund for the stay of proceedings to which they are accountable and not in Mega Retail's name and allocating a reasonable time period at the end of which such caveats will be stricken. The official receiver and the trustees notified that in their opinion there is no place at this stage to compel at this stage the trustees to deposit an independent obligation. However, ex-gratia, the trustees notified that they accepted the position of the official receiver under which the issue of depositing the independent obligation could come up in due course, insofar as a specific application is filed for a particular asset.

2.	On February 24, 2016 Mega Retail's trustees filed "report by the trustees in connection with the liabilities of BSI to BSRE ", under which they petitioned, inter alia, for receiving remedies relating to BSRE as follows: appointment of an appraiser for investigation and examination of BSRE's and the rental fees Mega paid and pays to BSRE, investigation of BSRE's officers and the production of documents by BSRE (application No. 38). On March 2, 2016, the court approved the application 38 of Mega Retail's trustees. Further to this decision BSRE filed an urgent application for instructing the trustees and alternatively the court was requested to delay the execution of its decision until the filing of an application for leave of appeal with the Supreme Court. On April 5, 2016, the court ruled that the application of BSRE should be rejected since it is an attempt to appeal the court decision. On May 5, 2016 BSRE filed an application for leave of appeal on this decision with the Supreme Court. On May 24 2016 the Supreme Court dismissed the application for leave of appeal.

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3.	On February 29, 2016, BSRE notified Mega Retail that according to the addendum of the lease agreements between the parties, that was signed between BSRE as lessor on November 10, 2015, in the circumstances in which a trustee was appointed for Mega Retail and the decision was not cancelled in 30 days from the date it was granted, then Mega Retail is in breach of the lease agreements including the addendum and therefore the discount (discount of 9% in rental fees of branches and offices as defined in the addendum, for 24 months) is null and void.

4.	On March 15, 2016 BSRE filed an application to allow the use of pledged rights according to a bond issued in favor of BSRE on September 13 2009 by Mega Retail, with respect to assets BSRE acquired from Mega Retail pursuant to an agreement dated March 31, 2009, and which as of the report date, the registration in BSRE's name in the Israel Lands Authority and/or the land registry office was not yet completed. The trustees have filed their response to the application under which they argued that in light of the court decisions in applications 37 and 38 (referred to in sub section e1) the application should be dismissed. The court forwarded the application to obtain the response of the official receiver. As of the date of approving the report, the court's decision was not yet received

5.	In March 2016, BSRE filed applications for instructions whereby Mega Retail was requested to pay BSRE a total of NIS 1.8 million (including VAT), which is the balance of the rent due to BSRE for assets Mega Retail rents from BSRE the payment of which is past due for the period from February 17 2016 until March 16, 2016 total of NIS 8.3 million (including VAT), which is the rent due to BSRE for the period from March 17 2016 until April 16, 2016 ( "March rental fees "). On April 19 2016 Mega Retail's trustees paid BSRE a total of NIS 4 million for March rental. The lack of rental payment is due to the continuing reduction of rent by Mega Retail at a rate of 9% (despite the cancellation of the discount rents by BSRE, as detailed in sub section e above), from rental reduction by Mega Retail for leased assets in respect of which applications were submitted seeking release from onerous asset (although the court has not yet ruled on such applications, as specified in sub sections 6, 7, 8 below) and from offsets made by Mega Retail contrary to the provisions of the lease agreements. Mega Retail's debit balance for rental fees for the period from February 17 2016 until April 16, 2016 is NIS 6.1 million (including VAT). As of the report approval date, the court's decision was not yet received.

6.	On May 17 2016 BSRE applied to Mega Retail's trustees demanding a payment of rental fees that were underpaid for the period between April 17, 2016 to May 16 2016 in the amount of NIS 2 million (including VAT).

7.	On April 4, 2016 BSRE received an application by Mega Retail's trustees, which was filed with the court, for giving up a warehouse in Kiryat Gat Mega leases from BSRE claiming that the asset is onerous, starting from January 17, 2016. BSRE filed its response to the court in which it requested court to reject the application of Mega Retail's trustees. Date of approval of the report, has not yet received the court's decision. As of the report approval date, the court's decision was not yet received.

8.	On April 7, 2016 BSRE received an application of Mega Retail's trustees, which was filed with the court, for giving up a supermarket branch in Rehovot Mega leases from BSRE, claiming that the asset is onerous, starting from January 17, 2016. BSRE filed its response with the court in which it requested Court to reject the application of Mega Retail's trustees. As of the report approval date, the court's decision was not yet received.

9.	On April 7 2016 Mega Retail's trustees notified BSRE that Mega intends to evacuate part of the office space it leases from BSRE from April 16 2016, as well as part of the logistics center in Kibbutz Eyal it leases Eyal Baribua Ltd. (a company held by BSRE at 50%) from May 15 2016 ( "Mega Retail's notice"). BSRE rejected Mega Retail's notice where in its opinion constitutes a violation of the lease agreements entered into by BSRE with Mega.

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10.	On April 12, 2016 BSRE received an application of Mega Retail's trustees, which was filed with the court, for giving up part of the office space Mega leases from BSRE, claiming that the asset is onerous, starting from April 16, 2016. BSRE filed its response with the court in which it requested Court to reject the application of Mega Retail's trustees. As of the report approval date, the court's decision was not yet received.

Events in the reported period from activity designated for sale

Dor Alon - activity designated for sale

a.	As of March 31, 2016, Dor Alon operated 212 fueling stations and 144 convenience stores in various formats.

b.	Dividend distribution

On January 26, 2016, the Board of Alon decided to distribute interim dividend in cash of NIS 25 million out of the retained earnings that were not designated as of September 30, 2015. The dividend was paid in on February 17, 2016. The Company’s share in the dividend was NIS 15.7 million.

c.	Agreement of long term bank credit facility of NIS 150 million:

On January 19, 2016, the Company entered into an agreement with a bank for a credit facility totaling NIS 150 million that can be used until January 19, 2017, (the "credit facility" and "credit facility agreement"), where the amounts withdrawn will be extended as loans to be repaid in 10 equal semi-annual installments beginning on July 31, 2018 to January 31, 2023. The loans are not linked and bear interest at a rate equal to the yield on government bonds plus a margin of 3%, to be payable in semi-annual installments commencing July 31, 2016. The loans include liabilities of the Company to maintain financial covenants regarding equity, equity to balance sheet and ratio of financial debt to adjusted EBITDA.

In accordance with the Company's liabilities to financial institutions from which a loan it took in 2014, starting from January 19, 2016 the same financial criteria given in connection with the credit facility are applicable to the loan from the financial institutions

Dor Alon's results for the first quarter:

Revenues from sales in this quarter amounted to NIS 789.4 million (U.S $ 209.6 million) compared to revenues of NIS 975.1 million in the comparable quarter last year, a decrease of 19%. The main decrease resulted from a decrease in fuel prices that was partially offset by an increase in the fuel quantities sold and by an increase in the sales turnover of the convenience stores.

Gross profit in this quarter amounted to NIS 196.9 million (U.S $ 52.3 million) (25% of revenues) compared to a gross profit of NIS 186.4 million in the comparable quarter last year (19.1% of revenues). The increase in gross profit derived mainly from an increase in the quantities of fuel sold and increase in sales of convenience stores and from a decrease in inventory losses in this quarter (NIS 7 million) compared to the corresponding quarter last year. (NIS 8.5 million)

Selling, general and administrative expenses in this quarter amounted to NIS 171.7 million (U.S $ 45.6 million) compared to expenses of NIS 165.8 million in the comparable quarter last year, an increase of 3.6%. The increase derived mainly from opening new fueling stations and commercial complexes and update the minimum wage since April, 1 2015 .

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Operating profit before financing amounted in this quarter to NIS 32.5 million (U.S $ 8.6 million) (4.1% of revenues) as compared to NIS 23.4 million in the comparable quarter last year, an increase of 38.8%. The main increase derived from increase in gross profit and was partly offset by selling general and administrative expenses.

Naaman Group – activity designated for sale

a.	As of March 31, 2016, Naaman Group (NV) is active as retailer and wholesaler in the houseware and textile segment and operated 120 stores part of which by franchisees and part of which by independent operator.

Naaman's results for the first quarter as contained in the segment note include:

Revenues from sales amounted to NIS 68.1 million (U.S $ 18.1 million) compared to revenues of NIS 89.8 million in the comparable quarter last year, a decrease of 24.1%. The main decrease resulted from from the timing of the Passover holiday that occurred in the second quarter of this year.

Gross profit in this quarter amounted to NIS 38.0 million (U.S $ 10.1 million) (55.7% of revenues) compared to a gross profit of NIS 48.9 million (54.4% of revenues) in the comparable quarter last year. The decrease in gross profit derived from decrease in sales.

Selling, general and administrative expenses in this quarter amounted to NIS 36.2 million (U.S $ 9.6 million) compared to NIS 41.1 million in the comparable quarter last year. The decrease derived from efficiency program to reduce costs.

Operating profit (loss) before financing - operating profit amounted to NIS 2.0 million (U.S $ 0.5 million) as compared to a profit of NIS 7.3 million in the comparable quarter last year. The decrease resulted from decrease in sales, as above.

OTHER NOTES:

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at March 31, 2016: U.S. $1.00 equals NIS 3.766. The translation was made solely for the convenience of the reader.

It is clarified that this version is a translation of the English version into Hebrew of the Company's press release to the US Securities Exchange Commission (SEC). The binding version is the English version.

NOTE: Use of Non-GAAP Measures

This press release provides financial measures for Adjusted EBITDA, revenues from sales, net, gross profit, operating profit (loss) before financing, net loss from continuing operations, and net loss, which exclude revenues and expenses related to supermarket stores branches closed after the balance sheet date and other income (expenses) and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, revenues from sales, net, gross profit, operating profit (loss) before financing, net loss from continuing operations, and net loss. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, believes it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

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###

Alon BSI Israel Ltd. (hereinafter: "Alon BSI") operates through subsidiaries.

Continued operations - through its TASE traded 53.92% subsidiary, BSRE Ltd., owns, leases and develops income producing commercial properties and projects. The others activities include the clearance of purchase coupons and operating the logistic center in Beer Tuvia.

Companies designated for sale – under the activity designated for sale, the 63.13% held subsidiary, Dor Alon Energy in Israel (1988) Ltd, which is listed on the Tel Aviv stock exchange ("TASE"), is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 213 petrol stations and 144 convenience stores in different formats in Israel. Na'aman Group (NV) Ltd. Which is TASE traded 77.51% subsidiary, operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" in the houseware and textile segment.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: failure to reach a settlement with holders of our bank debt and guaranteed bank debt and holders of our Series C Debentures as well as the trustees and creditors of Mega Retail and whether we will continue operations; failure to satisfy all closing conditions for the proposed debt arrangement; acceptance by the court of all or part of the claims made by the trustees of Mega Retail; exposure to third party claims for significant amount of Mega Retail's outstanding debts and liabilities; financial and operational restrictions imposed by the proposed framework for debt repayment with our financial creditors; failure to satisfy the NYSE requirements for continued listing; commitments to issue additional shares which would dilute existing shareholdings and may lower the trading price of our securities; economic conditions in Israel which may affect our financial performance;   dependence of BSRE on Mega Retail as a lessee of its properties; our ability to compete effectively with large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; the effect of increases in oil, raw material and product prices in recent years; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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ALON BSI ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2016

(UNAUDITED)

				Convenience translation
	December 31,	March 31,		March 31,
	2015	2015	2016	2016
	NIS			U.S. dollars
	In thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	243,283	544,111	227,903	60,516
Investment in securities	187,788	336,703	181,078	48,082
Short- term deposits	-	99,587	-	-
Trade receivables	3,765	1,096,757	13,379	3,553
Other accounts receivable	34,817	464,316	16,880	4,482
Derivative financial instruments	-	2,156	-	-
Assets of disposal group classified as held for sale	2,744,300	-	2,653,462	704,584
Income taxes receivable	-	14,225	229	61
Inventories	-	550,184	-	-
	3,213,953	3,108,039	3,092,931	821,278

NON-CURRENT ASSETS:
Investments accounted for using equity method	378,603	967,050	384,992	102,228
Derivative financial instruments	-	4,797	-	-
Real estate inventories	136,273	130,601	134,547	35,727
Investments in securities	-	59,798	-	-
Loans receivable, net of current maturities	84,463	116,553	84,789	22,514
Property and equipment, net	105,387	2,299,454	104,954	27,869
Investment property	2,820,759	1,014,368	2,824,593	750,025
Intangible assets, net	-	1,135,738	-	-
Other long-term receivables	3,738	50,825	2,720	722
Deferred taxes	849	29,199	480	127
	3,530,072	5,808,383	3,537,075	939,212
Total assets	6,744,025	8,916,422	6,630,006	1,760,490

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ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2016

(UNAUDITED)

				Convenience translation
	December 31,	March 31,		March 31,
	2015	2015	2016	2016
	NIS			U.S. dollars
	In thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others	381,428	646,030	381,667	101,345
Credit from Parent Company	110,000	-	110,000	29,209
Current maturities of debentures and convertible debentures	562,911	460,145	558,929	148,414
Current maturities of long-term loans from banks	190,995	297,741	189,564	50,336
Trade payables	17,999	1,422,589	15,750	4,182
Other accounts payable and accrued expenses	386,158	943,551	358,988	95,323
Customers' deposits	-	28,042	-	-
Derivative financial instruments	62,593	2,065	-	-
Income taxes payable	19,824	12,996	18,337	4,869
Provisions for other liabilities	52,366	51,462	48,486	12,875
Liabilities of disposal groups classified as held for sale	2,077,931	-	2,033,324	539,916
	3,862,205	3,864,621	3,715,045	986,469

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	435,015	1,420,851	427,954	113,636
Convertible debentures, net of current maturities	-	30,078	-	-
Debentures, net of current maturities	1,287,207	1,987,323	1,279,438	339,734
Loan from Parent Company	29,194	-	29,973	7,959
Other liabilities	6,120	109,678	1,530	406
Derivative financial instruments	-	4,049	-	-
Liabilities in respect of employee benefits, net of amounts funded	3,324	60,560	3,106	825
Deferred taxes	468,132	251,139	467,667	124,181
	2,228,992	3,863,678	2,209,668	586,741
Total liabilities	6,091,197	7,728,299	5,924,713	1,573,210

EQUITY:

Ordinary shares of NIS 1 par value	79,881	79,881	79,881	21,211
Additional paid-in capital	1,219,279	1,219,279	1,219,279	323,760
Other reserves	413,174	127,858	421,021	111,797
Accumulated deficit	(1,980,471)	(762,276)	(1,925,474)	(511,279)
	(268,137)	664,742	(205,293)	(54,511)
Non-controlling interests	920,965	523,381	910,586	241,791
Total equity	652,828	1,188,123	705,293	187,280
Total liabilities and equity	6,744,025	8,916,422	6,630,006	1,760,490

35

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2016

(UNAUDITED)

				Convenience
				translation for
	Year ended December 31,	Three months ended March 31,		the three months ended March 31,
	2015	2015	2016	2016
				U.S. dollars
	In thousands (except per share data)
Revenues	205,529	43,878	45,842	12,173
Cost of revenues	57,634	18,050	5,657	1,501
Gross profit	147,895	25,828	40,185	10,672
Selling, general and administrative expenses	104,890	23,306	20,461	5,434
Other gains	6,113	180	-	-
Other losses	(57,983)	(231)	-	-
Increase in fair value of investment property, net	57,464	14,771	325	86
Share in profit of investment accounted for using the equity method	2,646	957	6,530	1,735
Operating profit before profit (loss) in respect of guarantees to Mega	51,245	18,199	26,579	7,059
Profit (loss) in respect of guarantees to Mega	(137,553)	-	60,577	16,086
Operating profit (loss)	(86,308)	18,199	87,156	23,145
Finance income	34,647	18,021	1,809	480
Finance expenses	(95,022)	(6,010)	(12,380)	(3,287)
Finance income (expenses) , net	(60,375)	12,011	(10,571)	(2,807)
Profit (loss) before taxes on income	(146,683)	30,210	76,585	20,338
Taxes on income	5,071	23,496	4,720	1,253
Profit (loss) from continued operations	(151,754)	6,714	71,865	19,085
Loss from discontinued operation	(1,198,173)	(37,256)	(6,949)	(1,845)
Profit (loss) for the period	(1,349,927)	(30,542)	64,916	17,240

Profit (loss) from continued operations
Attributable to:
Equity holders of the Company	(214,314)	(9,995)	62,921	16,710
Non-controlling interests	62,560	16,709	8,944	2,375
	(151,754)	6,714	71,865	19,085
Profit (loss) from discontinued operations
Attributable to:
Equity holders of the Company	(1,055,035)	(40,668)	(7,924)	(2,104)
Non-controlling interests	(143,138)	3,412	975	259
	(1,198,173)	(37,256)	(6,949)	(1,845)
Profit (loss) per ordinary share or ADS attributable to equity holders of the company
Basic and fully diluted
Continuing operations	(3.25)	(0.15)	0.95	0.25
Discontinued operations	(16.00)	(0.62)	(0.12)	(0.03)
	(19.25)	(0.77)	0.83	0.22
Weighted average number of shares or ADSs used for computation of earnings per share:
Basic and fully diluted	65,954	65,954	65,954	65,954

36

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2016

(UNAUDITED)

				Convenience
				translation
	Year ended		Three months ended	for the three months ended
	December 31,		March 31,	March 31,
	2015	2015	2016	2016
	NIS			U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) before taxes on income from continuing operations	(146,683)	30,210	76,585	20,338
profit (loss) from discontinued operation (before taxes)	(1,206,976)	(34,714)	16,512	4,381
Income tax paid, net	(31,475)	(11,307)	(15,898)	(4,221)
Adjustments for cash generated from operations (a)	1,658,739	186,867	(45,434)	(12,062)
Net cash provided by operating activities	273,605	171,056	31,765	8,436
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(106,584)	(40,629)	(12,591)	(3,434)
Purchase of investment property	(20,079)	(6,992)	(5,916)	(1,571)
Purchase of intangible assets	(7,120)	(4,580)	(884)	(235)
Proceeds from (purchase of) collection of short-term bank deposits and other receivables, net	(24,321)	(5,280)	73,315	19,468
Proceeds from sale of property and equipment	92,327	85,255	95	25
Proceeds from sale of investment property	-	-	18,440	4,896
Proceeds from sale of marketable securities	260,531	67,899	21,344	5,668
Investment in marketable securities	(125,448)	(28,346)	(42,702)	(11,339)
Investment and loans to associates	(2,173)	642	754	200
Proceeds from sale of associate	139,643	9,822	9,750	2,589
Investments and grant of loans to former subsidiaries	(223,376)	-	(15,563)	(4,133)
Grant of long term loans	(1,372)	-	-	-
Collection of long-term loans receivable	143,919	49,106	4,194	1,114
Discontinuance of consolidation	(29,879)	-	-	-
Interest received	9,786	4,846	2,059	547
Net cash provided by investing activities	105,854	131,743	52,295	13,886

37

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2016

(UNAUDITED)

				Convenience
				translation
	Year ended	Three months ended		for the three months ended
	December 31,	March 31,		March 31,
	2015	2015	2016	2016
	NIS			U.S. dollars
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid to non-controlling interests	(36,189)	-	(9,218)	(2,447)
Issuance of debentures	261,494	-	-	-
Repayment of debentures	(415,528)	(2,347)	(2,376)	(631)
Receipt of long-term loans	354,358	95,000	55,000	14,604
Repayment of long-term loans	(496,389)	(67,894)	(92,108)	(24,458)
Repayment of commercial paper	(111,198)	(17,222)	-	-
Short-term credit from banks and others, net	(206,207)	(106,835)	14,887	3,953
Loan from parent company	170,000	-	-	-
Transactions with non-controlling interests in subsidiary without loss of control	317,563	88,008	-	-
Settlement of forward contracts	(1,040)	-	(1,586)	(421)
Interest paid	(178,262)	(33,314)	(14,292)	(3,795)
Net cash used in financing activities	(341,398)	(44,604)	(49,693)	(13,195)

DECREASE IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	38,061	258,195	34,367	9,142
Translation differences on cash and cash equivalents	-	38	-	-
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	284,615	284,615	322,676	85,680
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	322,676	542,848	357,043	94,802

38

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2016 (UNAUDITED)

				Convenience
				translation
				for the three
	Year ended	Three months		months ended
	December 31,	ended March 31,		March 31,
	2015	2015	2016	2016
	NIS			U.S. dollars
	In thousands
(a) Net cash provided by operating activities:
Adjustments for:
Depreciation and amortization	141,354	70,642	640	170
Increase in fair value of investment property, net	(58,340)	(14,771)	(325)	(86)
Gain from sale of an associate	(1,859)	(1,611)	-	-
Share in profit of associates	(14,345)	(4,224)	(10,942)	(2,905)
Dividend received	3,675	1,506	725	193
Gain from sale and disposal of property and equipment, net	(510)	1,501	(47)	(12)
Provision for impairment of property and equipment, net	396,266	-	400	106
Loss (gain) from changes in fair value of derivative financial instruments	399	1,263	7,205	1,913
Linkage differences on monetary assets, debentures, loans and other long term liabilities	(21,935)	(36,385)	(14,278)	(3,791)
Employee benefit liability, net	8,217	1,844	422	112
Increase (decrease) in value of investment in securities, deposits and long-term receivables, net	(17,274)	(8,680)	9,719	2,581
Loss (profit) in respect of guarantees to Mega	137,553	-	(60,577)	(16,086)
Interest paid, net	162,908	27,124	12,233	3,248
Adjustments to fair value, less costs to sell of disposal groups	714,413	-	27,494	7,301
Loss from discontinuance of consolidation	163,152	-	-	-
Changes in operating assets and liabilities:
Investment in real estate inventories	(4,236)	(801)	(683)	(181)
Decrease in trade receivables and other accounts	163,165	(246,517)	50,595	13,435
Increase (decrease) in trade payables and other accounts payable	(158,484)	434,502	(59,110)	(15,695)
Decrease (increase) in inventories	44,620	(38,526)	(8,905)	(2,365)
	1,658,739	186,867	45,434	12,062

(b) Supplementary information on investing and financing activities not involving cash flows:
Dividends declared to non- controlling interests	-	10,887	13,644	3,623
Purchase of property and equipment and investment property on credit	9,693	1,698	500	133
Proceeds from sale of investment property	-	-	4,560	1,211
Proceeds from sale of an associate on credit	9,750	-	-	-
(C) Discontinued operation:
Net cash provided by (used in) operating activities	260,292	176,811	46,694	12,399
Net cash provided by (used in) investing activities	35,644	11,430	55,202	14,658
Net cash provided by (used in) financing activities	(374,921)	(72,044)	(36,129)	(9,593)
	(78,985)	116,197	65,767	17,464

39

ALON BLUE SQUARE ISRAEL LTD.

NET LIABILITIES

(UNAUIDITED)

				Convenience
				translation
	December 31,	March 31,		March 31,
	2015	2015	2016	2016
	NIS			U.S. dollars
	In thousands
	Alon BSI- solo*

Cash and cash equivalence	113,133	202,115	68,471	18,181
Investment in securities	-	87,116	-	-
Total assets	113,133	289,231	68,471	18,181
Short term and Long-term debt:
Short term loans from banks	119,428	93,292	119,310	31,681
Short term loans from parent company	110,000	-	110,000	29,209
Current maturities of loans from banks	140,477	17,435	139,207	36,964
Current maturities of debentures	364,637	47,148	362,012	96,126
Commercial papers	-	97,072	-	-
Long term loans from banks	-	122,470	-	-
Long term loans from parent company	29,194	-	29,973	7,959
Debentures	-	311,858	-	-
Total debt	763,736	689,275	760,502	201,939
Equity:
Equity attributable to equity holders of the company:	(268,137)	664,742	(205,293)	(54,511)
Total debt, net	(650,603)	(400,044)	(692,031)	(183,758)

*	Net of grant of loans or loans received from subsidiaries

Notes:

1.	As of March 31, 2016 the liability in respect of gift certificates, net amounted to NIS 76 million.
2.	As of March 31, 2016 the Company had short term loan from BSRE in the amount of NIS 50 million, the loan repayable at any time with prior notice of one week.

40

ALON BLUE SQUARE ISRAEL LTD.

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND EBITDA

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2016

(UNAUDITED)

				Convenience
				translation
	Year ended	Three months		for the three months ended
	December 31,	ended March 31,		March 31,
	2015	2015	2016	2016
	NIS in thousands			U.S. dollars in thousands

Net profit (loss) from continuing operations *	(68,177)	43,077	71,865	19,085
Taxes on income	5,071	23,496	4,720	1,253
Share in gains of associates	(2,646)	(957)	(6,530)	(1,735)
Loss (profit) in respect of guarantees to Mega	137,553	-	(60,577)	(16,086)
Finance expenses (income), net	60,375	(12,011)	10,571	2,807
Other losses, net	51,870	51	-	-
Changes in fair value of investment property	(57,464)	(14,771)	(325)	(86)
Depreciation and amortization	6,549	1,322	640	170
EBITDA	133,131	40,207	20,364	5,408

*Including inter-company rental revenues

41

ALON BLUE SQUARE ISRAEL LTD.

May 31, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary